Filed Pursuant to
General Instruction II.L. of Form F-10
File Number 333-174554

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 13, 2011)

HUSKY ENERGY INC.

CDN$1,000,000,000

36,968,500 Common Shares

Husky Energy Inc. (“we” or “Husky”) is hereby offering for distribution 36,968,500 common shares of Husky (“Common Shares”) at a price of $27.05 per Common Share (the “Offering”). The Common Shares are being offered concurrently in the United States pursuant to this Prospectus Supplement and the accompanying Prospectus and in Canada pursuant to a separate short form base shelf prospectus dated November 26, 2010, as supplemented by a prospectus supplement dated the date hereof. Concurrently with the closing of the Offering, an additional 7,393,714 common shares will be purchased by our current shareholders, L.F. Investments (Barbados) Limited (“LF”) and Hutchison Whampoa Luxembourg Holdings S.à.r.l. (“HW”), at the public offering price in a private placement transaction pursuant to an exemption from Canadian prospectus requirements at the public offering price (the “Concurrent Private Placement”). See “Concurrent Private Placement” and “Plan of Distribution”.

The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HSE”. The outstanding common shares are not listed or posted for trading on any national securities exchange in the United States. On June 21, 2011, the last trading day before the public announcement of this Offering, the closing price of the common shares on the TSX was $28.08.

Investing in the Common Shares involves certain risks. See “Risk Factors” beginning on page S-7 of this Prospectus Supplement and in the accompanying Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Our financial statements dated on or prior to December 31, 2010 have been prepared in accordance with Canadian generally accepted accounting principles and our financial statements dated on or after January 1, 2011 have been prepared in accordance with International Financial Reporting Standards, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of the significant differences between Canadian and United States generally accepted accounting principles is contained in Document C of our annual report on Form 40-F filed with the SEC and which Document C is incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Alberta, Canada, all of our officers and directors and some of the experts named in this Prospectus Supplement and the accompanying Prospectus are not residents of the United States, and most of our assets are located outside of the United States.

Price: $27.05 per Common Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to Husky(2)
Per Common Share	$27.05	$0.94675	$26.10325
Total	$999,997,925	$34,999,927	$964,997,998

(1)	Husky has agreed to pay the Underwriters a cash commission equal to 3.5% of the gross proceeds of the Offering.

(2)	Before deducting the estimated expenses of the Offering of approximately $1,000,000. The expenses of the Offering and the Underwriters’ fee will be paid from the general funds of Husky.

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

The date of this Prospectus Supplement is June 22, 2011

RBC Capital Markets	Goldman Sachs Canada Inc.	HSBC	J.P. Morgan

UBS Securities Canada Inc.	BMO Nesbitt Burns	CIBC World Markets	Scotia Capital	TD Securities

Husky has applied to the TSX to list the Common Shares being qualified for distribution pursuant to this Prospectus Supplement. Listing will be subject to Husky fulfilling all of the listing requirements of the TSX. There can be no assurance that the Common Shares will be accepted for listing on the TSX.

It is currently anticipated that the closing date of the Offering (the “Offering Closing Date”) will be on or about June 29, 2011, or such later date as Husky and the Underwriters may agree but in any event not later than July 8, 2011. See “Plan of Distribution”.

The terms of the Offering were determined by negotiation between Husky and RBC Dominion Securities Inc., Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. (the “Underwriters”). The Underwriters, as principal, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by Husky to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters relating to the Offering on behalf of Husky by Borden Ladner Gervais LLP as Canadian counsel and by Jones Day as U.S. counsel and on behalf of the Underwriters by McCarthy Tétrault LLP as Canadian counsel and by Skadden, Arps, Slate, Meagher & Flom LLP as U.S. counsel.

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Book entry only certificates representing the Common Shares will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the Offering Closing Date. See “Depository Services”.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market. The Underwriters propose to offer the Common Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by Husky. See “Plan of Distribution”.

LF and HW beneficially own, or control or direct, directly or directly, 325,665,208 and 310,861,807 common shares, respectively, as at June 22, 2011, which represent 36.30% and 34.65%, respectively, of the issued and outstanding common shares prior to giving effect to the Offering and the Concurrent Private Placement.

Husky will enter into subscription agreements with each of LF and HW to, concurrently with the Offering, complete the Concurrent Private Placement pursuant to which each of LF and HW will purchase 3,696,857 common shares at $27.05 per common share for gross proceeds to Husky of approximately $200 million. The Prospectus supplemented by this Prospectus Supplement does not qualify the distribution of the common shares to be issued pursuant to the Concurrent Private Placement. See “Concurrent Private Placement”.

In the opinion of counsel, subject to the provisions of any particular plan, the Common Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for certain tax-exempt trusts. See “Eligibility for Investment”.

For the purposes of applicable securities legislation in certain Canadian provinces, we may be considered to be a connected issuer of each of RBC Dominion Securities Inc., Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. as they are directly or indirectly wholly-owned or majority owned subsidiaries or affiliates of Canadian chartered banks or other financial institutions which have extended credit facilities to us upon which we may draw from time to time. See “Relationship Between our Bankers and the Underwriters”.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS

PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Common Shares Husky is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder.

Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. Husky and the Underwriters have not authorized any other person to provide prospective investors with additional or different information. If anyone provides prospective investors with different or inconsistent information, prospective investors should not rely on it. Husky and the Underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. This Prospectus Supplement and the Prospectus, as well as information Husky has previously filed with the securities regulatory authority in each of the provinces of Canada that is incorporated herein and in the Prospectus by reference, is accurate as of their respective dates only. Husky’s business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to “dollars” or “$” are to lawful currency of Canada.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus dated December 31, 2010 or prior is determined using Canadian generally accepted accounting principles (“Canadian GAAP”) which are in effect from time to time and which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. GAAP.

Prospective investors should refer to our audited “Reconciliation to Accounting Principles Generally Accepted in the United States” (our “Annual GAAP Reconciliation”) included as Document C in our Form 40-F filed with the SEC on March 8, 2011 (the “Form 40-F”) which Document C is incorporated by reference in this Prospectus Supplement, for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP, respectively. Beginning January 1, 2011, we are preparing our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). Pursuant to SEC rules and regulations, we are permitted to present our financial information prepared in accordance with IFRS without a reconciliation to U.S. GAAP.

Unless otherwise specified or the context otherwise indicates, all references in this Prospectus Supplement to “Husky”, “we”, “us” and “our” mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

EXCHANGE RATE INFORMATION

The following table sets forth, for each of the periods indicated, the high and low rates of exchange for one Canadian dollar expressed in United States dollars, the average rate of exchange during each such period and the end of period rate, each based on the noon buying rate published by the Bank of Canada (the “Noon Buying Rate”).

	Three months ended March 31,	Year ended December 31,
	2011	2010	2009	2008
High	1.0324	1.0054	0.9716	1.0289
Low	0.9978	0.9278	0.7692	0.7711
Average	1.0147	0.9709	0.8757	0.9381
End of Period	1.0290	1.0054	0.9555	0.8166

On June 21, 2011, the Noon Buying Rate was $1.00 = US$1.0284 as reported by the Bank of Canada.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus only for the purposes of the distribution of the Common Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details. See “Documents Incorporated by Reference” in the Prospectus.

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in and form an integral part of this Prospectus Supplement and the Prospectus:

•	our audited consolidated financial statements for the year ended December 31, 2010, including the notes thereto and the auditors’ report thereon;

•	our Management’s Discussion and Analysis for the year ended December 31, 2010;

•	our unaudited financial statements for the three months ended March 31, 2011, including the notes thereto, prepared in accordance with International Financial Reporting Standards;

•	our Management’s Discussion and Analysis for the three months ended March 31, 2011;

•	our Annual Information Form dated March 8, 2011;

•	our Management Information Circular dated January 31, 2011 relating to the special meeting of our shareholders held on February 28, 2011; and

•	our Management Information Circular dated March 21, 2011 relating to the annual meeting of our shareholders held on April 27, 2011.

Any documents of the type referred to above, and any material change reports (excluding confidential material change reports) and business acquisition reports subsequently filed by us with the securities commission or similar authority in each of the provinces of Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

The following documents, which have been filed with or furnished to the SEC are specifically incorporated by reference in and form an integral part of this Prospectus Supplement and the Prospectus:

•	our Annual GAAP Reconciliation; and

•	the auditors’ report included in the Form 40-F, which auditors’ report relates to the Annual GAAP Reconciliation.

In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this Prospectus Supplement shall, if, and to the extent so provided in such report, be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus and the registration statement of which this Prospectus Supplement and the Prospectus form a part until all of the Common Shares are sold.

Any statement contained in the Prospectus or this Prospectus Supplement, or in a document incorporated, or deemed to be incorporated, by reference in the Prospectus or this Prospectus Supplement shall be deemed to be modified or superseded, for purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained in the Prospectus or this Prospectus Supplement or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in the Prospectus and this Prospectus Supplement, modifies or supersedes such statement. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus and this Prospectus Supplement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the Prospectus contain certain forward-looking information within the meaning of applicable Canadian securities legislation relating (the “Canadian forward-looking information” and certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, together with the Canadian forward-looking information, the “forward-looking information”), but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking information. Some of the forward-looking information may be identified by words like “expects”, “anticipates”, “estimated”, “plans”, “intends”, “believes”, “projects”, “indicates”, “could”, “vision”, “goal”, “objective” and similar expressions. In addition, statements relating to reserves are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the reserves exist in the quantities predicted or estimated and can be profitably produced in the future.

Although we believe that the expectations reflected by the forward-looking information presented in this Prospectus Supplement and the Prospectus are reasonable, our forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to us about ourselves and the businesses in which we operate. Information used in developing forward-looking information has been acquired from various sources including third party consultants, suppliers, regulators and other sources. In some instances, material assumptions are disclosed elsewhere in this Prospectus Supplement and the Prospectus in respect of forward-looking information. We caution the reader that the following list of assumptions is not exhaustive. The material factors and assumptions used to develop the forward-looking information include but are not limited to:

•

no significant adverse changes to energy markets, competitive conditions, the supply and demand for crude oil, natural gas, natural gas liquids and refined petroleum products, or the political, economic and social stability of the jurisdictions in which we operate;

•

no significant delays of the development, construction or commissioning of our projects that may result from the inability of suppliers to meet their commitments, lack of regulatory approvals or other governmental actions, harsh weather or other calamitous event;

•	no significant disruption of our operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event;

•	no significant unexpected technological or commercial difficulties that adversely affect our exploration, development, production, processing or transportation;

•	continuing availability of economical capital resources;

•	demand for our products and our cost of operations;

•	no significant adverse legislative and regulatory changes, in particular changes to the legislation and regulation governing fiscal regimes and environmental issues;

•	stability of general domestic and global economic, market and business conditions; and

•	no significant increase in the cost of our major growth projects.

Our business is subject to risks and uncertainties, some of which are similar to other oil and natural gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking information as a result of known and unknown risks, uncertainties and other factors. You are cautioned not to place undue reliance on our forward-looking information. By its nature, forward-looking information involves numerous inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

•	the demand for our products and prices we receive for our crude and natural gas production and refined petroleum products;

•	the economic conditions of the markets in which we conduct business;

•	our ability to replace our reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;

•	the availability of prospective drilling rights;

•	the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;

•	the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;

•	the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;

•	prevailing climatic conditions in the Company’s operating locations;

•	changes to royalty regimes;

•	regulations to deal with climate change issues;

•	changes to government fiscal, monetary and other financial policies;

•	inability to obtain regulatory approvals to operate existing properties or develop significant growth projects;

•	competitive actions of other companies, including increased competition from other oil and gas companies;

•

business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable;

•	fluctuations in interest rates and foreign currency exchange rates;

•	potential actions by governmental authorities, including changes in environmental and other regulations that may impose operating costs or restrictions in areas where we operate;

•	the inability to reach our estimated production levels from existing and future oil and gas development projects as a result of technological, commercial difficulties or other risk factor;

•	changes in workforce demographics; and

•	the cost and availability of capital, including access to capital markets at acceptable rates.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. You should also carefully consider the matters discussed under “Risk Factors” included in and incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS

General

On March 18, 2011, Husky announced that it had completed a public offering of 12,000,000 Cumulative Rate Reset First Preferred Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share for aggregate gross proceeds of $300 million. Holders of the Series 1 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.45% annually for the initial period ending March 31, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 1.73%. See “Description of Share Capital – Description of Preferred Shares”.

Interest Coverage

The interest coverage ratios for the twelve month period ended March 31, 2011 for both long-term debt and total debt have been restated in accordance with IFRS. The interest coverage ratios set forth below are not indicative of interest coverage ratios for any future periods.

Twelve Months Ended March 31, 2011
Interest coverage ratios on long-term debt only (1):
Earnings	7.7 times
Cash flow	14.6 times

Interest coverage on long-term debt on a net earnings basis is equal to net earnings before finance expense on long-term debt and income taxes divided by finance expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operating activities before finance expense on long-term debt and current income taxes divided by finance expense on long-term debt and capitalized interest. For purposes of calculating the interest coverage ratios set forth above, long-term debt includes the current portion of long-term debt.

Note:

(1)	Interest coverage on total debt on a net earnings basis is 7.5 times for March 31, 2011 and is equal to net earnings before finance expense on total debt and income taxes divided by finance expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is 14.2 times for March 31, 2011 and is equal to cash flow from operating activities before finance expense on total debt and current income taxes divided by finance expense on total debt and capitalized interest.

RISK FACTORS

An investment in the Common Shares involves various risks. Before deciding to invest in our Common Shares, you should carefully consider the risks, uncertainties and cautionary language and other information described below and contained in the accompanying Prospectus and the documents incorporated by reference. Any of the risks or uncertainties described therein could significantly and adversely affect our business, prospects, financial condition and results of operations. These risks are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem to be immaterial may also impair our business, prospects, financial condition and results of operations. As a result, the trading price of our common shares could decline and you could lose a part or all of your investment.

Future issuances of our common shares or securities convertible into our common shares will dilute current shareholders and may reduce the market price of our common shares.

Our articles of incorporation allow us to issue an unlimited number of common shares for such consideration and on such terms and conditions as shall be established by our Board of Directors, in many cases, without the approval of our shareholders. As part of this Offering and the Concurrent Private Placement, we expect to issue 44,362,214 Common Shares. Except as described under the heading “Plan of Distribution”, we may issue additional common shares in subsequent offerings (including through the sale of securities convertible into or exchangeable for common shares) and on the exercise of stock options or other securities exercisable for common shares. We may also issue common shares to finance future acquisitions and other projects. We cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our common shares. With any additional issuance of common shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Furthermore, the sale of a significant amount of our common shares by any selling security holders, specifically LF and HW, may negatively impact the price of our common shares. As a result, you may lose all or a portion of your investment.

A small number of existing shareholders own a significant portion of our common shares, which could limit your ability to influence the outcome of any shareholder vote.

LF and HW beneficially owned approximately 36.30% and 34.65%, respectively, of our issued and outstanding common shares prior to the completion of the Offering and the Concurrent Private Placement. As a result, these shareholders may be able to influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our articles of incorporation or proposed mergers, acquisitions or other significant corporate transactions.

Because we are a Canadian corporation, certain civil liabilities and judgments may not be enforceable against us

We are incorporated under the laws of the Province of Alberta, Canada. All of our officers and directors and some of the experts named elsewhere in this Prospectus Supplement and in the accompanying Prospectus and the documents incorporated by reference herein and therein are residents outside of the United States. Most of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under United States federal securities laws.

USE OF PROCEEDS

The net proceeds to Husky from the Offering will be approximately $965 million after deducting the Underwriters’ fee of approximately $35 million and before deducting expenses of the Offering. The expenses of the Offering and the Underwriters’ fee will be paid from the general funds of Husky. The net proceeds of the Offering together with the proceeds from the Concurrent Private Placement, being in the aggregate of approximately $200 million, will be used to accelerate exploration and development of Husky’s emerging oil and gas resource portfolio and to strategically advance development of Husky’s growth pillars in the Oil Sands, South East Asia and the Atlantic Region, including the Liwan Gas Project offshore China and Phase 2 of the Sunrise Energy Project in the oil sands of northern Alberta, and for general corporate purposes. Husky may invest funds that it does not immediately require in short-term marketable debt securities.

With the additional capital raised pursuant to the Offering, Husky projects production for the 2011 to 2015 time frame will now be towards the high end of previous guidance of three to five percent average annual growth and is expected to be sustained at three to five percent average annual growth through to 2021. It is also anticipated an annual reserves replacement ratio of 140 percent will be achieved through the same period.

CHANGES IN CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of Husky on a consolidated basis from March 31, 2011 to the date of this Prospectus Supplement. After giving effect to the Offering and the Concurrent Private Placement, the shareholders’ equity of Husky will increase by the amount of the net proceeds of the Offering and the Concurrent Private Placement, less expenses of the Offering and the Concurrent Private Placement and there will be an additional 44,362,214 common shares issued and outstanding.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the principal rights, privileges, restrictions and conditions attaching to the common shares and the preferred shares.

Description of Common Shares

Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate rateably in any distribution of the remaining property and assets of Husky upon dissolution, subject to the prior rights of holders of shares ranking in priority to the common shares.

Dividend Policy

The following table shows the aggregate amount of the dividends per common share paid in respect of Husky’s last three financial years ended December 31:

	2010	2009	2008
Dividends per Common Share	$1.20	$1.20	$1.70

The Board of Directors of Husky has established a dividend policy that pays quarterly dividends. On April 1, 2011, Husky declared a dividend of $0.30 per common share.

In February 2011, Husky’s shareholders approved amendments to the common share terms to provide shareholders with the ability to receive dividends in common shares or cash. Quarterly dividends would be declared in an amount expressed in dollars per common share and would be paid by way of issuance of a fraction of a common share per outstanding common share determined by dividing the dollar amount of the dividend by the volume weighted average trading price of the common shares on the principal stock exchange on which the common shares are traded. The volume weighted average trading price of the common shares would be calculated by dividing the total value by the total volume of common shares traded over the 5 trading day period immediately prior to the payment date of the dividend on the common shares.

Husky’s dividend policy will continue to be reviewed and there can be no assurance that further dividends will be declared.

The declaration and payment of dividends will be at the discretion of the Board of Directors of Husky, which will consider earnings, capital requirements and the financial condition of Husky, the satisfaction of the applicable solvency test in Husky’s governing corporate statute, the Business Corporations Act (Alberta), and other relevant factors.

Description of Preferred Shares

Husky is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares as a class have attached thereto the rights, privileges, restrictions and conditions set forth below.

The Preferred Shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provision.

The Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up of Husky, whether voluntary or involuntary, or any other return of capital or distribution of assets of Husky amongst our shareholders for the purpose of winding up our affairs, be entitled to preference over the common shares and over any other shares in the capital of Husky ranking by their terms junior to the Preferred Shares of that series. The Preferred Shares of any series may also be given such other preferences over the common shares and any other such Preferred Shares.

If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares will participate rateably in respect of accumulated dividends and return of capital.

Series 1 Preferred Shares and Cumulative Rate Reset First Preferred Shares, Series 2 (“Series 2 Preferred Shares”) were created on March 11, 2011. As of the date hereof, 12,000,000 Series 1 Preferred Shares and no Series 2 Preferred Shares were issued and outstanding. Holders of the Series 1 Preferred Shares are entitled to receive a cumulative quarterly fixed dividend yielding 4.45% annually for the initial period ending March 31, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 1.73%. Holders of Series 1 Preferred Shares will have the right, at their option, to convert their shares into Series 2 Preferred Shares, subject to certain conditions, on March 31, 2016 and on March 31 every five years thereafter. Holders of the Series 2 Preferred Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 1.73%.

CONCURRENT PRIVATE PLACEMENT

LF and HW beneficially own, or control or direct, prior to the completion of this Offering and the Concurrent Private Placement, directly or directly, 325,665,208 and 310,861,807 common shares, respectively, as at June 22, 2011, which represent 36.30% and 34.65%, respectively, of Husky’s issued and outstanding common shares prior to completion of the Offering and the Concurrent Private Placement.

Husky will enter into a subscription agreement with each of LF and HW to, concurrently with the closing of the Offering, complete the Concurrent Private Placement pursuant to which each of LF and HW will purchase 3,696,857 common shares at $27.05 per common share for gross proceeds to Husky of approximately $200 million.

After giving effect to the Offering and the Concurrent Private Placement, LF and HW will beneficially own, or control or direct, directly or directly, 329,362,065 and 314,558,664 common shares, respectively, which will represent 34.98% and 33.41%, respectively, of Husky’s issued and outstanding common shares.

The Prospectus supplemented by this Prospectus Supplement does not qualify the distribution of the common shares to be issued pursuant to the Concurrent Private Placement. The common shares to be issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period. The Concurrent Private Placement is subject to a number of conditions, including completion of definitive documentation, the concurrent closing of this Offering, and the approval of the TSX.

DEPOSITORY SERVICES

The Common Shares will be issued in “book entry only” form and must be purchased or transferred through a participant in the CDS depository service (“CDS Participant”). Husky will cause a global certificate or certificates representing newly issued Common Shares to be delivered to, and registered in the name of, CDS or its nominees. All rights of holders of Common Shares must be exercised through, and all payments will be made, or other property to which such holder of Common Shares is entitled will be delivered, by CDS or the CDS participant through which the holder of Common Shares holds such shares. Each person who acquires Common Shares will receive only a customer confirmation of purchase from the registered dealer from or through which the Common Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Common Shares.

The ability of a beneficial owner of Common Shares to pledge such shares or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Husky has the option to terminate registration of the Common Shares through the book entry only system, in which event certificates for Common Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Neither Husky nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Common Shares held by CDS or the payments relating thereto: (b) maintaining, supervising or reviewing any records relating to the Common Shares; or (c) any advice or representation made by or with respect to CDS contained in this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS, and persons other than CDS Participants having an interest in the Common Shares must look solely to CDS Participants, for payments made by or on behalf of Husky to CDS in respect of the Common Shares.

If (i) required by applicable law, (ii) the book entry only system ceases to exist, (iii) CDS advises Husky that it is no longer willing or able to discharge properly its responsibilities as depository with respect to the Common Shares and Husky is unable to locate a qualified successor, or (iv) Husky, at its option, decides to terminate the book entry only system, then certificates representing the Common Shares, as applicable, will be made available.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the “Underwriting Agreement”) to be dated June 22, 2011 between Husky and the Underwriters, Husky has agreed to sell an aggregate of 36,968,500 Common Shares to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from Husky, as principals, such Common Shares at a price of $27.05 per Common Share payable in cash against delivery on the Offering Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, Husky will pay the Underwriters a fee of $0.94675 per Common Share issued and sold pursuant to the Offering, for an aggregate fee payable by Husky of $34,999,927. The Underwriters’ fee will be payable on the Offering Closing Date. The terms of the Offering were established through negotiations between Husky and the Underwriters.

The Offering is being made in the United States pursuant to this Prospectus Supplement and the accompanying Prospectus, which forms part of a registration statement on Form F-10 filed with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the United States and Canada. The Offering is being made in each of the provinces of Canada pursuant to Husky’s separate short form base shelf prospectus dated November 26, 2010, as supplemented by a prospectus supplement dated June 22, 2011. The Underwriters will offer the Common Shares for sale in the United States and Canada either directly or through its broker-dealer affiliates or agents registered in each jurisdiction. Since the common shares are not listed on a stock exchange in the United States, the Common Shares will be offered in the United States only to institutional “accredited investors” that satisfy the requirements of Rule 501(a)(1),(2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Common Shares outside the United States and Canada.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Common Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Common Shares, provided that, if the aggregate number of Common Shares not purchased is less than or equal to 6.5% of the aggregate number of Common Shares agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Common Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriting Agreement also provides that Husky will indemnify the Underwriters and their respective directors, officers, employees and agents accepted by Husky against certain liabilities and expenses.

The Underwriters propose to offer the Common Shares initially at the offering price specified above. After a reasonable effort has been made to sell all of the Common Shares at the price specified, the Underwriters may reduce the selling price to investors from time to time in order to sell any of the Common Shares remaining unsold. Any such reduction will not affect the proceeds received by Husky.

Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

Husky has applied to the TSX to list the Common Shares being qualified for distribution pursuant to this Prospectus Supplement. Listing will be subject to Husky fulfilling all the listing requirements of the TSX. There can be no assurance that the Common Shares will be accepted for listing on the TSX.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. Those exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives of the Underwriters have repurchased Common Shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

It is expected that delivery of the Common Shares offered hereby will be made against payment therefor on or about the closing date specified on the cover page of this Prospectus Supplement, which will be more than three business days following the date of this Prospectus Supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market are generally required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares prior to the closing date will be required, by virtue of the fact that the Common Shares will not settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Common Shares who wish to trade their Common Shares prior to the closing date should consult their own advisors.

We have agreed that we will not directly or indirectly, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, for a period beginning on the date of execution and delivery of the Underwriting Agreement and ending 90 days after the Offering Closing Date, issue any common shares or securities convertible or exercisable into common shares other than for purposes of (i) directors’, officers’ or employee stock options, or other common share plans in existence or adopted by our Board of Directors as of the date of this Prospectus Supplement, including employee stock purchase plan deductions or (ii) other outstanding rights issued as of the date of this Prospectus Supplement, or (iii) the payment of dividends in the form of common shares.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer to the public of any Common Shares may not be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall require Husky or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any Common Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This Prospectus Supplement and accompanying Prospectus are only being distributed to, and are only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of the Common Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus Supplement and accompanying Prospectus are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this Prospectus Supplement and accompanying Prospectus relates is available only to relevant persons and will be engaged in only with relevant persons.

Hong Kong

The Common Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of

Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Common Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

The Prospectus and Prospectus Supplement have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus and the Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Shares are subscribed for or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Common Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

RELATIONSHIP BETWEEN OUR BANKERS AND THE UNDERWRITERS

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Husky, for which they received or will receive customary fees and expenses.

Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of RBC Dominion Securities Inc., Goldman Sachs Canada Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc. as they are directly or indirectly wholly-owned or majority owned subsidiaries or affiliates of Canadian chartered banks or other financial institutions which have extended credit facilities to us upon which we may draw from time to time (the “Lenders”). As of June 21, 2011, we were indebted to certain of the Lenders under these credit facilities in the aggregate amount of $2.5 million. These credit facilities are unsecured and we are presently in compliance with the terms of such credit facilities. Our financial position has not changed in a material adverse way since the credit facilities were entered into. None of the Lenders were involved in the decision to offer the Common Shares and none will be involved in the determination of the terms of the distribution of the Common Shares. As a consequence of the sale of the Common Shares under the Prospectus as supplemented by this Prospectus Supplement, each of the Underwriters will receive a commission on the amount of any Common Shares sold through such Underwriter and the Lenders may receive a portion of the proceeds from us as a repayment of any indebtedness outstanding to them.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of Husky.

MARKET FOR SECURITIES

Common Shares

Our common shares are listed and posted for trading on the TSX under the trading symbol “HSE”.

The following table discloses the trading price range and volume of our common shares traded on the TSX for the months indicated.

2010	High	Low	Volume (000’s)
June	27.30	25.13	22,809
July	27.10	24.87	17,517
August	26.06	24.21	25,287
September	26.14	24.95	21,938
October	25.81	24.97	21,892
November	26.37	24.44	31,382
December	26.58	24.41	23,607

2011	High	Low	Volume (000’s)
January	27.12	25.60	17,787
February	30.05	27.15	22,884
March	30.58	27.68	28,111
April	30.00	27.20	13,593
May	29.80	27.56	25,114
June 1 to 21	29.79	27.33	14,559

Preferred Shares

Our Series 1 Preferred Shares are listed and posted for trading on the TSX under the trading symbol “HSE.PR.A”.

The following table discloses the trading price range and volume of our Series 1 Preferred Shares traded on the TSX for the months indicated.

2011	High	Low	Volume (000’s)
March	25.39	24.70	1,122
April	25.85	25.30	552
May	25.92	25.46	618
June 1 to 21	25.81	25.50	487

PRIOR SALES

In the previous 12 month period, we issued the following securities at the times indicated below:

Date	Securities	No. of Securities	Price	Description
December 7, 2010	Common shares	11,942,858	$24.50	Prospectus offering
December 7, 2010	Common shares	28,873,468	$24.50	Private placement
March 18, 2011	Series 1 Preferred shares	12,000,000	$25.00	Prospectus offering
April 1, 2011	Common shares	6,483,630	$29.39	Stock dividend

In addition to the foregoing, during the previous 12 month period we issued an aggregate of aggregate of 36,534 common shares pursuant to the exercise of stock options at an average price of $24.69 per common share.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Common Shares will be passed upon for us by Borden Ladner Gervais LLP and Jones Day and by McCarthy Tétrault LLP and Skadden, Arps, Slate, Meagher & Flom LLP, on behalf of the Underwriters.

As of the date of this Prospectus Supplement, the partners and associates of Borden Ladner Gervais LLP and McCarthy Tétrault LLP, as a group beneficially own, directly or indirectly, less than 1% of our securities of any class.

EXPERTS

Certain information relating to our reserves incorporated by reference in the Prospectus has been calculated by us and audited and opined upon by McDaniel and Associates Consultants Ltd. (“McDaniel”), independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. As of the date of this Prospectus Supplement, the partners and employees of McDaniel as a group beneficially own, directly or indirectly, less than 1 % of our securities of any class.

WHERE YOU CAN FIND MORE INFORMATION

Husky has filed with the SEC a registration statement on Form F-10 relating to the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Husky is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that Husky files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, Husky is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Husky’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Husky is not required to publish financial statements as promptly as U.S. companies.

You may read any document that Husky has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents that Husky has filed with or furnished to the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that Husky has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the Prospectus under “Documents Filed as Part of the Registration Statement”, the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate.

Base Shelf Prospectus

HUSKY ENERGY INC.

US$3,000,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

We may offer for sale from time to time, debentures, notes or other evidence of indebtedness of any kind, nature or description (“Debt Securities”), common shares, preferred shares, subscription receipts, warrants and units of Husky (collectively, Debt Securities, common shares, preferred shares, subscription receipts, warrants and units are referred to herein as the “Securities”) having an aggregate offering price of up to US$3,000,000,000 (or the equivalent in other currencies) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements.

We will provide the specific terms of these Securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

The outstanding common shares and cumulative redeemable preferred shares, series 1 are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbols “HSE” and “HSE.PR.A”, respectively. There is no market through which the Debt Securities, preferred shares, subscription receipts, warrants or units may be sold and purchasers may not be able to resell any Debt Securities, preferred shares, subscription receipts, warrants or units purchased under this prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. Investing in the Securities involves risks. See “Risk Factors”.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved these Securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Prior to January 1, 2011, we prepared our financial statements in accordance with Canadian generally accepted accounting principles, and thereafter will be preparing our financial statements in accordance with International Financial Reporting Standards, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, all of our officers and directors and some of the experts named in this prospectus are not residents of the United States, and most of our assets are located in Canada.

Husky’s registered and principal office is located at 707 – 8th Avenue S.W., Calgary, Alberta.

The date of this prospectus is June 13, 2011.

ABOUT THIS PROSPECTUS

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars” or “$” are to Canadian dollars and references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as “Canadian GAAP”. “U.S. GAAP” means generally accepted accounting principles which are in effect from time to time in the United States. Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Husky”, “we”, “us” and “our” mean Husky Energy Inc. and its subsidiaries, partnership or trust interests and joint venture investments.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we have filed with the U.S. Securities and Exchange Commission (“SEC”). Under the registration statement, we may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”. This prospectus does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

WHERE YOU CAN FIND MORE INFORMATION

We file with the securities commissions or similar authorities in each of the provinces of Canada, commissions of authority similar to the SEC, material change, annual and quarterly reports and other information. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, in accordance with the Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the Public Reference Room. Our filings since November 2002 are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym SEDAR. Reports and other information about us are also available for inspection at the offices of the Toronto Stock Exchange.

Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the securities commission or similar authority in each of the provinces of Canada allow us to incorporate by reference certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces of Canada under applicable Canadian securities laws and with the SEC.

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in and form an integral part of this prospectus:

•	our audited consolidated financial statements for the year ended December 31, 2010, including the notes thereto and the auditors’ report thereon;

•	our Management’s Discussion and Analysis for the year ended December 31, 2010;

•	our unaudited financial statements for the three months ended March 31, 2011, including the notes thereto, prepared in accordance with International Financial Reporting Standards;

•	our Management’s Discussion and Analysis for the three months ended March 31, 2011;

•	our Annual Information Form dated March 8, 2011;

•	our Management Information Circular dated January 31, 2011 relating to the special meeting of our shareholders held on February 28, 2011; and

•	our Management Information Circular dated March 21, 2011 relating to the annual meeting of our shareholders held on April 27, 2011.

Any documents of the type referred to above (including all material change reports but excluding confidential material change reports), subsequently filed by us with the securities commission or similar authority in each of the provinces of Canada after the date of this prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this prospectus. These documents are available through SEDAR. In addition, to the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

A prospectus supplement or prospectus supplements containing the variable terms for an issue of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the Securities issued under that prospectus supplement.

Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference in this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Upon a new Annual Information Form and related annual financial statements and related Management’s Discussion and Analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, the previous annual financial statements and Management’s Discussion and Analysis and all interim financial statements, material change reports and management information circulars filed prior to the commencement of our financial year in which such new Annual Information Form is filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities under this prospectus.

The SEC permits United States oil and natural gas companies, in their filings with the SEC, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others.

You may obtain a copy of the documents incorporated by reference in this prospectus and other information mentioned above by writing or calling us at the following address and telephone number:

Husky Energy Inc.

707 – 8th Avenue S.W.

Calgary, Alberta T2P 1H5

(403) 750-1433

Attention: Chief Financial Officer

You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This document contains certain forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies and which are based on our current expectations, estimates, projections and assumptions and were made by us in light of our experience and our perception of historical trends. All statements that address expectations or projections about the future, including statements about our strategy for growth, expected expenditures, commodity prices, costs, schedules and production volumes, operating or financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “estimated”, “plans”, “intends”, “believes”, “projects”, “indicates”, “could”, “vision”, “goal”, “objective” and similar expressions. In addition, statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves exist in the quantities predicted or estimated and can be profitably produced in the future.

Although we believe that the expectations reflected by the forward-looking statements presented in this document are reasonable, our forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to us about ourselves and the businesses in which we operate. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. In some instances, material assumptions are disclosed elsewhere in this document in respect of forward-looking statements. We caution the reader that the following list of assumptions is not exhaustive. The material factors and assumptions used to develop the forward-looking statements include but are not limited to:

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no significant adverse changes to energy markets, competitive conditions, the supply and demand for crude oil, natural gas, natural gas liquids and refined petroleum products, or the political, economic and social stability of the jurisdictions in which we operate;

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no significant delays of the development, construction or commissioning of our projects that may result from the inability of suppliers to meet their commitments, lack of regulatory approvals or other governmental actions, harsh weather or other calamitous event;

•	no significant disruption of our operations such as may result from harsh weather, natural disaster, accident, civil unrest or other calamitous event;

•	no significant unexpected technological or commercial difficulties that adversely affect our exploration, development, production, processing or transportation;

•	continuing availability of economical capital resources;

•	demand for our products and our cost of operations;

•	no significant adverse legislative and regulatory changes, in particular changes to the legislation and regulation governing fiscal regimes and environmental issues;

•	stability of general domestic and global economic, market and business conditions; and

•	no significant increase in the cost of our major growth projects.

Our business is subject to risks and uncertainties, some of which are similar to other oil and natural gas companies and some of which are unique to us. Our actual results may differ materially from those expressed or implied by our forward-looking statements as a result of known and unknown risks, uncertainties and other factors. You are cautioned not to place undue reliance on our forward-looking statements. By their nature, forward-looking statements involve numerous inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. The risks, uncertainties and other factors, many of which are beyond our control, that could influence our actual results include, but are not limited to:

•	the demand for our products and prices we receive for our crude oil and natural gas production and refined petroleum products;

•	the economic conditions of the markets in which we conduct business;

•	our ability to replace our reserves of oil and gas, whether sourced from exploration, improved recovery or acquisitions;

•	the availability of prospective drilling rights;

•	the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project development;

•	the availability and cost of labour, material and equipment to efficiently, effectively and safely undertake capital projects;

•	the costs to operate properties, plants and equipment in an efficient, reliable and safe manner;

•	prevailing climatic conditions in the Company’s operating locations;

•	changes to royalty regimes;

•	regulations to deal with climate change issues;

•	changes to government fiscal, monetary and other financial policies;

•	inability to obtain regulatory approvals to operate existing properties or develop significant growth projects;

•	competitive actions of other companies, including increased competition from other oil and gas companies;

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business interruptions because of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting us or other parties whose operations or assets directly or indirectly affect us and that may or may not be financially recoverable;

•	fluctuations in interest rates and foreign currency exchange rates;

•	potential actions by governmental authorities, including changes in environmental and other regulations that may impose operating costs or restrictions in areas where we operate;

•	the inability to reach our estimated production levels from existing and future oil and gas development projects as a result of technological, commercial difficulties or other risk factor;

•	changes in workforce demographics; and

•	the cost and availability of capital, including access to capital markets at acceptable rates.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” included and incorporated by reference in this prospectus. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

HUSKY ENERGY INC.

We are a Canadian based, publicly held integrated energy and energy related company headquartered in Calgary, Alberta. Our registered and principal office is located at 707 – 8th Avenue S.W., Calgary, Alberta, T2P 1H5. Our common shares and cumulative redeemable preferred shares, series 1 are listed for trading on the Toronto Stock Exchange under the trading symbols “HSE” and “HSE.PR.A”, respectively.

Our operations include the exploration for and development of crude oil and natural gas properties, as well as the production, purchase, transportation, storage and marketing of crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, and the upgrading and refining of crude oil and marketing of refined petroleum products, including gasoline, diesel, alternative fuels and asphalt products.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. We may also use the net proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be described in an applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable Securities.

DESCRIPTION OF COMMON SHARES

The following description is subject to, and qualified by reference to, the terms and provisions of Husky’s articles and by-laws.

Each common share entitles the holder to dividends if, as and when declared by the directors, to one vote at all meetings of holders of common shares and to participate rateably in any distribution of the remaining property and assets of the Corporation upon dissolution, subject to the prior rights of holders of shares ranking in priority to the common shares.

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada at its principal transfer offices in Calgary and Toronto.

The common shares offered pursuant to this prospectus may include common shares issuable upon conversion or exchange of any preferred shares of any series or upon exercise of any warrants or units or upon conversion of any subscription receipts.

DESCRIPTION OF PREFERRED SHARES

The particular class of preferred shares and the particular terms and provisions of any series of such class of preferred shares offered by any prospectus supplement will be described in the prospectus supplement filed in respect of such series of preferred shares. Husky’s articles will need to be amended to create a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription receipts may be offered separately or together with common shares and/or other securities of Husky, including warrants. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by Husky and an escrow agent at the time of issuance of the subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Husky, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by Husky or one or more of its subsidiaries. The subscription proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Husky upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon.

Holders of subscription receipts are not shareholders of Husky. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Husky; (iv) the number of common shares and/or other securities of Husky that may be obtained upon exercise of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

Original purchasers of subscription receipts will have a contractual right of rescission against Husky, following the issuance of the underlying common shares and/or other securities to such purchasers, to receive the amount paid for the subscription receipts in the event that the prospectus (including documents incorporated by reference) and any amendment thereto contains a misrepresentation or is not delivered to such purchasers, provided that such remedy for rescission is exercised within 180 days from the closing date of the offering of subscription receipts.

DESCRIPTION OF WARRANTS

Warrants will typically be offered with common shares, with such securities often referred to collectively as a “unit”, but may be offered with subscription receipts or separately. The warrants either will be issued under a warrant indenture or agreement that will be entered into by Husky and a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by Husky.

A warrant will entitle the holder thereof to receive a common share and/or other securities of Husky upon the exercise thereof and payment of the applicable exercise price. A warrant will be exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

Holders of warrants are not shareholders of Husky. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the number of common shares and/or other securities of Husky purchasable upon exercise of the warrants and the procedures for exercise; (iv) the exercise price of the warrants; (v) the dates or periods during which the warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security;

(vii) the material income tax consequences of owning, holding and disposing of the warrants; and (viii) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange.

DESCRIPTION OF UNITS

Units are a security comprised of one or more of the other Securities described in this prospectus offered together as a “unit”. A unit is typically issued so that the holder thereof is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security comprising the unit. The unit agreement under which a unit is issued may provide that the securities comprising the unit may not be held or transferred separately at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Husky” refers only to Husky Energy Inc. and not any of its subsidiaries. The following description describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a supplement to this prospectus.

The Debt Securities will be issued under an indenture dated September 11, 2007 entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the “Trustee”) (hereinafter referred to as the “Indenture”). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the form of Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following is a summary of the Indenture which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities under this prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which we may issue under the Indenture and does not limit the amount of other indebtedness we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of Debt Securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a prospectus supplement, the Debt Securities will be unsecured obligations. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

•	the title and the aggregate principal amount of the Debt Securities;

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the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

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the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

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the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities;

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the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be surrendered for registration of transfer or exchange;

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the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions upon which you may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

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if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered Debt Securities of the series shall be issuable and, if other than the denomination of US$5,000, the denomination or denominations in which any bearer Debt Securities of the series shall be issuable;

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if other than U.S. dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether the series of the Debt Securities are to be registered Debt Securities, bearer Debt Securities (with or without coupons) or both;

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if our Debt Securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

•	whether the Debt Securities will be issuable in the form of one or more global Debt Securities and, if so, the identity of the depository for the global Debt Securities;

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whether and under what circumstances we will be required to pay any Additional Amounts (defined below under “Additional Amounts”) for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other of our Debt Securities or debt securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	any applicable Canadian and U.S. federal income tax consequences; and

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any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase in the event we should have a change in control.

Ranking

Unless otherwise indicated in an applicable prospectus supplement, the Debt Securities will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Debt Securities in Global Form

Unless otherwise indicated in an applicable prospectus supplement, series of the Debt Securities will be issued in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

Any payments of principal (and premium, if any) and interest, if any, on global Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of us, the Trustee or any paying agent for the Debt Securities represented by the global Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with Debt Securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global Debt Securities representing the series of Debt Securities.

Debt Securities in Definitive Form

If indicated in a prospectus supplement, the Debt Securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt Securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

Unless otherwise indicated in a prospectus supplement, payment of principal of (and premium, if any) and interest on the Debt Securities in definitive form will be made at the office or agency of the Trustee, at One Liberty Plaza, 23rd Floor, New York, New York 10006 or at our option we can pay principal and any premium and interest on such Debt Securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1.0 million or more in aggregate principal amount of the Debt Securities of a particular series.

Covenants

Limitation on Liens

So long as any Debt Securities remain outstanding, and subject to all the provisions of the Indenture, Husky will not, and will not permit any Restricted Subsidiary to, create assume or otherwise have outstanding any Security Interest on or over any of its or their respective Property, present or future, securing any Indebtedness, unless at the time thereof or prior thereto the Debt Securities then outstanding under the Indenture are equally and ratably secured with such Indebtedness; provided, however, that such covenant shall not apply to or operate to prevent the following permitted encumbrances:

•	any Security Interest existing as of the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

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any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments (including under indentures, trust deeds and similar instruments) entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary, or is merged into or amalgamated or consolidated with Husky or a Restricted Subsidiary or such property is otherwise acquired by Husky or a Restricted Subsidiary, provided such Security Interest does not attach to property owned by Husky or a Restricted Subsidiary prior to such merger, amalgamation or consolidation;

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any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, unitization and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

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any Security Interest already existing on property acquired (including by way of lease) by Husky or any Restricted Subsidiaries at the time of such acquisition, provided that such Security Interest was not incurred in anticipation of such acquisition;

•	any Security Interest in favour of Husky or any Restricted Subsidiary;

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any Security Interest on property securing: (i) all or any portion of the cost of acquisition, exploration, drilling, development, extraction, operation, construction, alteration, repair or improvement of all or any part of such property, (ii) all or any portion of the cost of acquiring, developing, constructing, altering, improving, operating or repairing any property or assets, real or personal, or improvements used or to be used in connection with such properties, whether or not located (or located from time to time) at or on such properties and (iii) Indebtedness incurred by Husky or any Subsidiary to provide funds for the activities set forth in clauses (i) and (ii) above or to refinance Indebtedness incurred for such purposes. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to (i) or (ii) above shall include costs incurred for all facilities relating to such properties, or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such properties;

•	any Security Interest in connection with Indebtedness which by its terms is Non-Recourse Debt to Husky or a Subsidiary of Husky;

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any Security Interest given on Current Assets in the ordinary course of business to any bank or banks or other lending institution or institutions to secure any Indebtedness repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

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any Security Interest on any oil and/or gas property or products derived from such property to secure obligations, or guarantees of obligations, incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property;

•	any Security Interest granted in the ordinary course of business in connection with Financial Instrument Obligations;

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any Security Interest on Indebtedness issued by Husky or any of its Subsidiaries and owed to Husky or any of its Subsidiaries in favour of a trustee or other collateral agent, for the benefit of holders of publicly issued Indebtedness of Husky that is issued in connection with, at the same time and in the same principal amount as such Indebtedness;

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any Security Interest upon specific items of inventory or other goods and proceeds of Husky or its Restricted Subsidiaries securing Husky’s or such Restricted Subsidiary’s obligations in respect of bankers’ acceptances issued or created for the account of Husky or such Restricted Subsidiary to facilitate the purchase, shipment or storage of such inventory or other goods;

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any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations, provided, however, that if any such liens, duties or assessments are then overdue, Husky or the Restricted Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which is overdue but the validity of which is being contested at the time by Husky or the Restricted Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Husky or that of a Restricted Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by Husky or the Restricted Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carrier’s and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Husky or a Restricted Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in the opinion of Husky, will not in the aggregate materially and adversely impair the use or value of the land concerned or the purpose for which it is held by Husky or the Restricted Subsidiary, as the case may be; (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Husky or the Restricted Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards rendered as claims filed with respect to which Husky or the Restricted Subsidiary, as the case may be, is contesting in good faith, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immovable property or any interest therein;

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any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Security Interest referred to in the foregoing clauses; provided, however that (i) such new Security Interest shall be limited to all or part of the property which is secured by the Security Interest plus improvements on such property and (ii) the Indebtedness secured by the new Security Interest is not increased from the amount of the Indebtedness then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings; and

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any Security Interest that would not be permitted by the foregoing clauses (including any successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings thereof), provided that the aggregate Indebtedness outstanding and secured under this clause does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as: (i) the sale (including any forward sale) or other transfer of oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature; or (ii) the transfer of any other interest in property of the character commonly referred to as “production payment”, will not constitute a Security Interest and will not result in Husky or a Restricted Subsidiary being required to secure the Debt Securities.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture includes a covenant to the effect that Husky may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or convey, transfer or lease all or substantially all its properties and assets to any person, unless:

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the entity formed by or continuing from such consolidation or amalgamation or into which Husky is merged or with which Husky enters into such arrangement or the person which acquires or leases all or substantially all of Husky’s properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the Debt Securities, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes Husky’s obligations under the Debt Securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in “Additional Amounts”, below;

•	the successor entity expressly assumes or assumes by operation of law all of Husky’s obligations under the Debt Securities and under the Indenture; and

•	immediately before and after giving effect to such transaction, no default or event of default shall have happened and be continuing.

If, as a result of any such transaction, any of Husky’s property or any property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Debt Securities, Husky, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and ratably with or prior to the Indebtedness secured by such Security Interest.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Capital Lease Obligation” means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with GAAP.

“Consolidated Net Tangible Assets” means the total amount of assets of Husky on a consolidated basis after deducting therefrom:

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all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

•	all goodwill, trade names, trademarks, patents, unamortized debt discount, and expense and other similar intangibles; and

•	appropriate adjustments on account of minority interests of other persons holding stock of Husky’s Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and its consolidated Subsidiaries and computed in accordance with GAAP.

“Current Assets” means current assets as determined in accordance with GAAP.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquifying facilities, flares, stacks and burning towers; flotation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers, generating plants and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

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interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

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commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada in which Husky reports its financial statements and which are in effect from time to time, unless Husky’s most recent audited or quarterly unaudited financial statements are not prepared in accordance with Canadian generally accepted accounting principles, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

“Indebtedness” means, as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, including:

•	any obligation for borrowed money;

•	any obligation evidenced by bonds, debentures, notes, or other similar instruments;

•	any Capital Lease Obligation;

•	any payment obligation under Financial Instrument Obligations; and

•	any guarantee of Indebtedness of another person (without duplication).

“Issue Date” means the date that any series of Debt Securities is first issued.

“Non-Recourse Debt” means Indebtedness to finance the creation, development, construction or acquisition of assets and any increases in or extension, renewals or refinancings of such Indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Indebtedness is limited in all circumstances to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the assets created, developed, constructed or acquired and to which such lender has recourse.

“Property” means all property owned by Husky or a Restricted Subsidiary, except such property which is determined by a resolution of our board of directors delivered to the Trustee, not to be property of material importance to the total business conducted by us and our Restricted Subsidiaries.

“Restricted Subsidiary” means a Subsidiary of Husky, provided, however, such term shall not include any Subsidiary of Husky if the amount of Husky’s share of the consolidated net tangible assets of such Subsidiary does not, at the time of determination, exceed 2% of Consolidated Net Tangible Assets.

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of Husky as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Husky and computed in accordance with GAAP.

“Subsidiary” of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Additional Amounts

Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

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which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder;

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which is subject to such Canadian Taxes by reason of the holder of the Debt Securities’ failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

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which is subject to such Canadian Taxes by reason of the legal nature of the beneficial owner of the Debt Securities disentitling such beneficial owner to the benefit of an applicable treaty if and to the extent that the application of such treaty would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a Debt Securities holder on behalf of such beneficial owner;

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which failed to duly and timely comply with a timely request by us to provide information, documents, certification or other evidence concerning such beneficial owner’s nationality, residence, entitlement to treaty benefits, identity or connection with Canada or any political subdivision or authority thereof, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Canadian Taxes as to which Additional Amounts would have otherwise been payable to a Debt Securities holder on behalf of such beneficial owner but for this clause; or

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which is a fiduciary or partnership, if and to the extent that, any beneficiary or settlor of such fiduciary or any partner in such partnership (as the case may be) would not have been entitled to receive Additional Amounts with respect to such payment if such beneficiary, settlor or partner had been the holder of the Debt Securities.

We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

In the event we fail to remit any Canadian Taxes in respect of which Additional Amounts are payable, we will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a prospectus supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Description of Debt Securities—Additional Amounts”, or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of Canadian legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

We will file with the Trustee, within 15 days after we file them with the SEC copies of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

•	within the time periods required for the filing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

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within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Each of such reports, to the extent permitted by the rules and regulations of the SEC will be prepared in accordance with Canadian disclosure requirements and GAAP provided, however, that we shall not be obligated to file such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events with respect to any series of our Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

•	default in the payment of the principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

•	default in the payment of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

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default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 60 days after written notice has been given to us by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

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if an event of default (as defined in any indenture or instrument under which we or any Subsidiary have at the time of the Indenture or shall thereafter have outstanding any Indebtedness) shall happen and be continuing, or we or any Subsidiary shall have failed to pay principal amounts with respect to such Indebtedness at maturity (whether or not constituting an event of default) and such event of default or failure to pay shall result in such Indebtedness being declared due and payable and become accelerated, in either event so that an amount in excess of the greater of US$75,000,000 and 2.5% of our Shareholders’ Equity shall be or become due and payable and become accelerated upon such declaration or prior to the date on which the same would otherwise have become due and payable and become accelerated (the “Accelerated Indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such Indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, Non-Recourse Debt to us or a Subsidiary, it shall not be considered an event of default for purposes of the Indenture; or (B) if such Accelerated Indebtedness is recourse to us or a Subsidiary, any requirement for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

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the taking or entering against us or any of our Subsidiaries of a judgment or decree for the payment of money in excess of the greater of US$75,000,000 and 2.5% of the Shareholders’ Equity in the aggregate, if we or such Subsidiary, as applicable, fail or fails to file an appeal therefrom within the applicable appeal period or, if we or such Subsidiary, as applicable, does file an appeal therefrom within such period, such judgment or decree is not, and does not remain either vacated, discharged or stayed within a period of 60 days from the date of such appeal or the end of the applicable appeal period;

•	certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

•	any other events of default provided with respect to Debt Securities of that series.

If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be immediately due and payable.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind this accelerated payment requirement.

Reference is made to the prospectus supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount Debt Securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

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the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

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the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

The Indenture requires that we will annually furnish to the Trustee a statement by any one of our Chief Executive Officer, Chief Financial Officer or other senior accounting or financial officers as to whether or not Husky, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be deemed to be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government Debt Securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a “Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of our Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

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we have delivered to the Trustee an opinion of counsel in the United States stating that (i) Husky has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

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we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

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we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 9lst day following such deposit; and

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” covenants, certain “Consolidation, Amalgamation, Merger and Sale of Assets” covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government Debt Securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as “Covenant Defeasance”). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

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we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

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we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding Debt Securities include holders who are not resident in Canada);

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we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security;

•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•

reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture provisions or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described in the Indenture to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, we irrevocably appoint CT Corporation System, 111 – 8th Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

Our Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

We are incorporated and governed by the laws of Alberta, Canada. Most of our assets are located outside the United States and all of our directors and officers are not residents of the United States. Any judgment obtained in the United States against us or our directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

We have been informed by Borden Ladner Gervais LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein would permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a “New York Court”) against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over us, as recognized by the courts of the Province of Alberta and we were properly served in the action leading to such judgment; (ii) there was a real and substantial connection between the parties, the cause of action and New York or we had attorned to the jurisdiction of the New York court (and submission by us in the Indenture to the jurisdiction of the New York Court will be such an attornment); (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta and the federal laws of Canada applicable therein or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (iv) the enforcement of such judgment would not be contrary to applicable laws in Alberta of general application limiting the enforcement of creditors’ rights, including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign laws which the Alberta court would characterize as revenue, expropriatory or penal laws; (v) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (vi) that judgment did not contain a manifest error on its face; (vii) that judgment did not conflict with another final and conclusive judgment in the same cause of action; except that the Alberta court might stay the action to enforce the New York judgment if an appeal of the New York judgment was pending or time for an appeal had not expired; (viii) interest payable on the Debt Securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (ix) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the Debt Securities based upon public policy. However, we have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or actions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

INTEREST COVERAGE

The following consolidated financial ratios are calculated for the twelve month period ended December 31, 2010 and March 31, 2011 based on audited in the case of December 31, 2010 and unaudited in the case of March 31, 2011 financial information. The financial ratios do not give effect to the Debt Securities offered by this prospectus since the aggregate principal amount of Debt Securities that will be issued under this prospectus and their terms are not presently known. The interest coverage ratios set forth below are not indicative of interest coverage ratios for any future periods. The ratios have been calculated based on Canadian GAAP in respect of the twelve month period ended December 31, 2010 and on International Financial Reporting Standards (IFRS) in respect of the twelve month period ended March 31, 2011.

	December 31, 2010	March 31, 2011
Interest coverage ratios on long-term debt only (1):
Earnings	7.8 times	7.7 times
Cash flow	13.7 times	14.6 times

Interest coverage on long-term debt on an earnings basis is equal to earnings before interest expense on long-term debt and income taxes divided by interest expense on long-term debt and capitalized interest. Interest coverage on long-term debt on a cash flow basis is equal to cash flow from operating activities before interest expense on long-term debt and current income taxes divided by interest expense on long-term debt and capitalized interest. For purposes of calculating the interest coverage ratios set forth above, long-term debt includes the current portion of long-term debt.

Note:

(1)	Interest coverage on total debt on an earnings basis is 7.6 times for December 31, 2010 and 7.5 times for March 31, 2011 and is equal to earnings before interest expense on total debt and income taxes divided by interest expense on total debt and capitalized interest. Interest coverage on total debt on a cash flow basis is 13.3 times for December 31, 2010 and 14.2 times for March 31, 2011 and is equal to cash flow from operating activities before interest expense on total debt and current income taxes divided by interest expense on total debt and capitalized interest.

The interest coverage ratios for March 31, 2011 for both long term debt and total debt have been restated under IFRS.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual Information Form and our Management’s Discussion and Analysis, which risk factors are incorporated herein by reference. Prospective purchasers of the Securities should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.

The market price of the common shares may fluctuate.

The market price of Husky’s common shares may fluctuate due to a variety of factors relative to Husky’s business, including announcements of new developments, fluctuations in Husky’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, the impact of any public announcements made in regard to a proposed offering, general market conditions or the worldwide economy. In recent years, the common shares and stock markets in Canada and the United States have experienced significant price fluctuations, which may have been unrelated to the operating performance of Husky or the affected companies. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to Husky’s performance.

Dividends paid by Husky may fluctuate.

Dividends to be paid by Husky may fluctuate. The Board of Directors of Husky reviews the financial performance of Husky quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter.

There can be no assurance as to the liquidity of the trading market for the preferred shares, subscription receipts, Debt Securities, warrants and units.

Prior to an offering of preferred shares, subscription receipts, Debt Securities, warrants or units, there will be no public market for the preferred shares, subscription receipts, Debt Securities, warrants or units. There can be no assurance that an active trading market for the preferred shares, subscription receipts, Debt Securities, warrants or units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the preferred shares, subscription receipts, Debt Securities, warrants or units may be sold and purchasers may not be able to resell preferred shares, subscription receipts, Debt Securities, warrants or units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the preferred shares, subscription receipts, Debt Securities, warrants or units in the secondary market, the transparency and availability of trading prices and the liquidity of the preferred shares, subscription receipts, Debt Securities, warrants or units.

Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.

Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the value of the Debt Securities to decline.

Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities may be subject to foreign currencies risk.

Debt Securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

CERTAIN INCOME TAX CONSEQUENCES

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada of acquiring any Securities offered thereunder, including whether the payments of distributions on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a United States Holder (as defined in such prospectus supplement).

PLAN OF DISTRIBUTION

We may sell Securities to or through underwriters or dealers and may also sell Securities directly to purchasers or through agents.

The applicable prospectus supplement will also set forth the terms of the offering relating to the particular Securities, including to the extent applicable, the name or names of any underwriters or agents, the initial public offering price, our proceeds from the offering, the underwriting discounts or commissions, and any other discounts, commissions or concessions to be allowed or reallowed to dealers. Any initial public offering price and any underwriting discounts, commissions or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the U.S. Securities Act of 1933 (the “Securities Act”).

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of preferred shares, subscription receipts, warrants, units or Debt Securities will be a new issue of Securities with no established trading market. Unless otherwise specified in a prospectus supplement the preferred shares, subscription receipts, warrants, units or Debt Securities, will not be listed on any securities exchange or on any automated dealer quotation system. As a consequence purchasers may not be able to resell Securities purchased under this prospectus. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. Certain broker-dealers may make a market in the Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market, if any, for the Securities.

MARKET FOR COMMON SHARES AND PREFERRED SHARES

Our common shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “HSE”.

The following table discloses the trading price range and volume of our common shares traded on the Toronto Stock Exchange for the months indicated.

2010	High	Low	Volume (000’s)
June	27.30	25.13	22,809
July	27.10	24.87	17,517
August	26.06	24.21	25,287
September	26.14	24.95	21,938
October	25.81	24.97	21,892
November	26.37	24.44	31,382
December	26.58	24.41	23,607

2011	High	Low	Volume (000’s)
January	27.12	25.60	17,787
February	30.05	27.15	22,884
March	30.58	27.68	28,111
April	30.00	27.20	13,593
May	29.80	27.56	25,096
June 1 – 10	29.79	28.02	5,216

Our cumulative redeemable preferred shares, series 1 are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “HSE.PR.A”.

The following table discloses the trading price range and volume of our cumulative redeemable preferred shares, series 1 traded on the Toronto Stock Exchange for the months indicated.

2011	High	Low	Volume (000’s)
March 18 – 31	25.39	24.70	1,122
April	25.85	25.30	552
May	25.92	25.46	618
June 1 – 10	25.78	25.50	355

PRIOR SALES

In the previous 12 month period, we have issued an aggregate of 31,534 common shares pursuant to the exercise of stock options at a price of $24.14.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Borden Ladner Gervais LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

The partners and associates of Borden Ladner Gervais LLP beneficially own, directly or indirectly, less than 1% of our securities of any class.

EXPERTS

The consolidated financial statements of Husky as of December 31, 2010, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference herein and in the Registration Statement on Form F-10 in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain information relating to our reserves incorporated by reference in this prospectus has been calculated by us and audited and opined upon by McDaniel and Associates Consultants Ltd. (“McDaniel”), independent petroleum engineering consultants retained by us, and has been so included in reliance on the opinion and analysis of McDaniel, given upon the authority of said firm as experts in reserve engineering. The partners and employees of McDaniel as a group beneficially own, directly or indirectly, less than 1 % of our securities of any class.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

•	the documents listed in the fourth paragraph under “Where You Can Find More Information” in this prospectus;

•	the consent of our accountants KPMG LLP;

•	the consent of our counsel Borden Ladner Gervais LLP;

•	the consent of independent petroleum consultant McDaniel and Associates Consultants Ltd.;

•	powers of attorney from directors and officers of Husky Energy Inc.;

•	the form of indenture relating to the Debt Securities; and

•	statement of eligibility of the trustee on Form T-1.